FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 9, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Earnings Release
Quarter ended
March 31, 2013

São Paulo, May 8, 2013 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the leader Brazilian leader in acquiring and developing rural properties with high potential for price appreciation, announces its consolidated results for the quarter ended March 31, 2013. The consolidated annual and quarterly information are prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

  Net Income of R$9.5 million in 9M13.

  Adjusted EBITDA of R$20.7 million in 9M13.

  Net Revenue of R$128.5 million in 9M13.

Subsequent Event

  Sale of 394 hectares of farm Araucaria for R$11.7 million. The farm sale did not impact the results of this quarter.

Operating Performance

We concluded the planting of 3,210 hectares of second corn crop at the Cremaq and Horizontina farms and renewed 1,005 hectares of sugarcane planted area at the Alto Taquari and Araucária farms.

The table below gives a breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Corn - 2nd crop	Total
Cremaq Farm		18.169	1.529		2.456	22.154
Jatobá Farm		11.450	2.942			14.392
Alto Taquari Farm	3.621					3.621
Araucária Farm	5.577					5.577
Chaparral Farm		9.594	667			10.261
Preferência Farm		200		6.572		6.772
Horizontina Farm		7.161			754	7.915
Partnership I Farm		5.141				5.141
Total	9.198	51.715	5.138	6.572	3.210	75.833

The soybean and second corn crop planted areas include respectively 7,161 hectares and 754 hectares at the Horizontina Farm, which we will continue to operate until the end of the 2012/2013 harvest year.

This crop we face a severe drought in our properties in the Northeast region (see chart below), mainly in the state of Bahia, which affected nearly 30% of soybean yields and 40% of corn yields.

Rainfall Level – Maranhão and Piauí Farms

Rainfall Level – Bahia’s Farm

The rainfall historical average considers average rainfall level in 2007/08, 2008/09, 2009/10, 2010/11 and 2011/12.

Until the end of this release, we concluded the soybean harvesting equivalent to 83% of the total planted area. The average yield in the new areas (clean and dry), areas of first and second year of cultivation - amounted to 23.1 bags/ha, while in areas under development, i.e. areas cultivated for three to four years, average yield (clean and dry) came to 30.0 bags/ha and 44.7 bags/ha in developed areas, i.e. areas cultivated for over four years. The final productivity expected for soybean may still suffer changes until the end of harvest.

Continuing the process of developing areas, we have completed the transformation of 4,054 hectares of forest area into grain area at the Jatobá Farm. With the conclusion of the process of removing stumps and preparing the soil, we will transform 76% of such farm’s arable area.

In the other properties, we continued the process of clearing the area at 8,291 hectares, which should be cultivated in the next harvest.

Property Portfolio

Propperties	Location	Acquisition Date	Project	Total Area ha	Arable Area ha
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	Grains	32,702	21,823
Jatobá Farm	Barreiras/BA	Mar / 07	Grains and cotton	31,606	24,254
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	Sugarcane	5,186	3,666
Araucária Farm(1)	Mineiros/GO	Apr / 07	Sugarcane	9,288	6,895
Chaparral Farm	Correntina/BA	Nov / 07	Grains and cotton	37,182	27,414
Nova Buriti Farm	Januária/MG	Dec / 07	Florest	24,247	19,004
Preferência Farm	Barreiras/BA	Sep / 08	Cattle	17,799	14,237
Parceria I Farm	Jaborandi/BA	Sep / 11(2)	Grains	7,699	5,725
Total				165,710	123,018

(1) Araucária’s Farm are is already excluding the sold area in May, 2013.

(2)BrasilAgro has the option to acquire the property “Fazenda Parceria I” with a pre-fixed price.

On May 6, 2013, the Company announced the sale of 394 hectares, of which 310 hectares are arable land, of the Araucária Farm, a rural property located in the city of Mineiros, Goiás state, with a total area of 9,862 hectares, of which approximately 7,205 hectares are arable land.

The sale price was 248,000 bags of soybean (800 bags per arable hectare) or R$11.7 million (~R$38,000/ha). The buyer made an initial payment of 36,000 bags of soybean totaling R$1.7 million and the remainder will be paid in eight half-yearly installments, the first in August 2013, equivalent to 36,000 bags of soybean and the last,  equivalent to 25,000 bags of soybean, upon the granting of the deed, in August 2016. The sale average term is 1.4 years and the Company will continue operating this area until this year’s harvest of sugarcane planted.

From the accounting point of view, on June 30, 2012, the farm area value under the Company’s records totaled R$3.6 million (acquisition + investments net of depreciation).

With this sale, BrasilAgro’s property portfolio now has a total area of 165,710 hectares, with arable area of 123,018 hectares.

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	3Q13	3Q12	Change	9M13	9M12	Change
Gross profit	(3,612)	3,119	n.a.	34,071	23,544	45%
Selling expenses	(535)	(79)	577%	(5,562)	(931)	497%
General and administrative	(6,716)	(6,408)	5%	(19,983)	(18,355)	9%
Other operating revenue	(113)	(5)	2160%	(1,288)	16	n.a.
Depreciations	2,476	2,530	-2%	17,337	15,370	13%
EBITDA	(8,500)	(843)	908%	24,575	19,644	25%

Adjusted EBITDA (R$ thousand)	3Q13	3Q12	Change	9M13	9M12	Change
Gross profit	(3,612)	3,119	n.a.	34,071	23,544	45%
Elimination of gains on biological assets (grains and sugarcane planted)	5,587	4,793	17%	(1,149)	8,790	n.a.
Selling expenses	(535)	(79)	577%	(5,562)	(931)	497%
General and administrative	(6,716)	(6,408)	5%	(19,983)	(18,355)	9%
Other operating revenue	(113)	(5)	2160%	(1,288)	16	n.a.
Hedge results	40	(2,128)	n.a.	20	655	-97%
Adjusted Depreciations(1)	2,969	2,878	3%	14,601	11,472	27%
Adjusted EBITDA	(2,380)	2,170	n.a.	20,710	25,191	-18%

(1) Adjusted EBITDA includes the realized depreciations of grains and sugarcane harvested, Nova Buriti and Preferência farms and administrative.

EBITDA is calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding the gains from biological assets in progress (sugarcane and grains) and adjusted for the harvest’s derivative results and for depreciation expenses, including: depreciation of farms’ fixed assets and administrative facilities, depreciation of developed areas and depreciation of permanent cultivation.

Adjusted EBTIDA of 9M12 was adjusted in relation to the amount disclosed in the Financial Statements for the quarter ended March 31, 2012, from R$31.3 million (previously disclosed) to R$25.2 million after the adjustment to the exclusion value of biological assets gain.

Income Statement

Revenues (R$ thousand)	3Q13	3Q12	Change	9M13	9M12	Change
Revenues from Grains	21,326	20,047	6%	47,653	48,805	-2%
Revenues from Sugarcane	-	-	n.a.	46,671	36,166	29%
Leasing Revenues	111	63	76%	523	224	133%
Other revenues	323	20	1515%	1,098	102	976%
Gain on farm sale	-	-	n.a.	26,864	12,987	107%
Gain/loss on biological assets	(1,875)	5,096	n.a.	11,647	2,401	385%
Gain/loss on agricultural products	(16)	(329)	-95%	2,079	77	2600%
Deductions from Gross Revenue	(2,692)	(2,071)	30%	(8,006)	(5,624)	42%
Net Revenue from Sales	17,177	22,826	-25%	128,529	95,138	35%
Cost of sales	(20,789)	(19,707)	5%	(94,458)	(71,594)	32%
Gross Profit	(3,612)	3,119	n.a.	34,071	23,544	45%

     Net Revenue from Sales

In 3Q13, net revenue from sales totaled R$17.2 million, a reduction of 25% over the same quarter in the previous fiscal year.

In 3Q13, grain revenue increased by 6% over the previous year, from R$20.0 million (sale of 33.6 thousand tons of grains, 84% soy and 16% corn) to R$21.3 million (sale of 23.6 tons, 98% soy).

In the nine-month period ended March 31, 2013, sales net revenue totaled R$128.5 million, 35% up year on year, due to: (i) the gain from the sale of the Horizontina Farm in the amount of R$26.9 million; and (ii) sugarcane sales to ETH in the amount of R$46.7 million. This increase was impacted by the lack of growth in grain revenues, which moved from R$48.8 million in 9M12 (78,500 thousand tons) to R$47.7 million in 9M13 (76.3 thousand tons).

In 9M13, grain revenue decreased by 2% over the same period in the previous year, from R$48.8 million, sale of 78,500 tons of grains, (68% soy and 32% corn) to R$47.7 million, sale of 76,300 tons (44% soy and 55% corn). This reduction in grain revenue was influenced by the lower soy yield, due to the severe drought in the farms in the Northeast, mainly in the state of Bahia.

In 9M13, sugarcane revenue from sales to ETH increased by 29% year on year, from R$36.2 million in the prior year (619,000 tons) to R$46.7 million (821,000 tons).

The gain from the sale of a farm in 9M13 in the amount of R$26.8 million refers to the sale of the Horizontina Farm on October 11, 2012, for a total price of R$75.0 million. In the same month, an advance of R$1.0 million and a further payment of R$26.0 million were received. In January 2013, at the moment of signature of the property deed, R$45.0 million were paid, and the remaining amount will be paid after the delivery of the farm, which is planned for July 2013.

The gain from the sale of a farm in 9M12 in the amount of R$12.9 million refers to the sale of the São Pedro Farm in September 2011 for R$26.1 million.

     Biological Assets

The biological assets of the Company and its subsidiaries include mainly the winter harvest corn, cotton and sugarcane crops and are measured at fair value.

Gains or losses from the fair value variations of biological assets are determined by the difference between the fair value and the book value. The book value includes investments and costs incurred up to the date of the appraisal.

In the nine-month period ended March 31, 2013, the Company recorded an R$11.6 million gain in biological assets and in agricultural products, a gain of R$18.3 million in sugarcane and a loss of R$6.6 million in grains, due to the impacts of the drought in the grain harvest.

	Current			Non Current
Biological Assets (R$ thousand)	Grains	Sugarcane	Total	Sugarcane	Gain/loss on biological assets
Fair valur variation	(6,610)	-	(6,610)	18,257	11,647

     Inventories

Agricultural product inventories are measured at fair value considering the market prices at the time of harvest. We measured the fair value of agricultural products in inventory in accordance with the accounting standard that considers the average harvest price. The provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of the businesses minus the estimated selling expense. The adjustment at realizable value is booked in the period’s income statement under “Impairment of agricultural products after harvest”.

On March 31, 2013, the amount recognized in impairment of inventories was R$2.1 million.

     Goods Sales Sold

In 9M13, the goods sale cost amounted to R$94.5 million, 32% higher than in 9M12.  This increase is a result of the increase in the amount of corn sold, amount and price of sugarcane, the sale of cotton, which did not happen last year, and the depreciation cost of the pasture area at the Preferência Farm.

	6M13		6M12		Change
	Tons	COGS	Tons	COGS	Tons	COGS
	thousand	R$/ton	thousand	R$/ton
soybean	32.8	710.6	53.2	639.2	-38%	11%
corn	42.2	305.9	25.3	372.8	67%	-18%
cotton	1.4	1,581.0	-	-	n.a.	n.a.
sugarcane	820.8	57.9	618.6	51.2	33%	13%

     Expenses

Statement of Operations (R$ thousand)	3Q13	3Q12	Change	9M13	9M12	Change
Selling expenses	(535)	(79)	577%	(5,562)	(931)	497%
General and administrative	(6,716)	(6,408)	5%	(19,983)	(18,355)	9%
Depreciations and amortizations	(327)	(284)	15%	(958)	(832)	15%
Personnel	(3,772)	(3,592)	5%	(10,968)	(10,173)	8%
Sevices	(1,733)	(1,184)	46%	(4,171)	(3,052)	37%
Leases and Rents	(159)	(434)	-63%	(499)	(434)	15%
Others sales	(725)	(914)	-21%	(3,387)	(3,864)	-12%

In the nine-month period ended on March 31, 2013, we booked selling expenses of R$5.6 million, an increase of 497% in relation to the previous year. This increase refers to (i) the sales commission of the Horizontina Farm sale (R$ 2.6 million); (ii) the costs and depreciation of silo plants (R$0.9 million); (iii) expenses related to the sale of stocked grains (R$0.9 million); (iv) expenses related to cotton processing (R$0.8 million) and (v) allowance for doubtful accounts (R$0.4 million).

In 3Q13, general and administrative expenses came to R$6.7 million, 5% up from the R$6.4 million recorded in same period in the previous year.

In 9M13, general and administrative expenses came to R$19.9 million, 9% up from the R$18.3 million recorded in same period in the previous year.

This increase is mainly a result of (i) the increase in personnel expenses due to the 8% annual wage increase and the booking of R$858,000 in share-based compensation related to the stock option plan for the Company’s executives; and (ii) the upturn in service expenses, referring to attorneys’ fees and audit expenses relating to the migration of ADRs to level II and the listing on the New York Stock Exchange.

Financial Result

Financial Result (R$ thousand)	3Q13	3Q12	Change	9M13	9M12	Change
Financial income	15,001	8,030	87%	39,654	28,362	40%
Interest on Financial Investments	1,030	2,622	-61%	4,181	10,441	-60%
Interest on assets	241	487	-51%	799	1,361	-41%
Monetary variations	-	1,460	-100%	-	1,939	-100%
Foreign exchange variations on liabilities	1,407	71	1882%	2,911	80	3539%
Gain (loss) on receivables of farms sales	347	1,651	-79%	2,057	2,548	-19%
Realized results with derivatives	-	1,739	-100%	7,825	3,777	107%
Unrialized results with derivatives	11,976	-	n.a.	21,881	8,216	166%
Financial expenses	(11,824)	(12,411)	-5%	(36,376)	(20,469)	78%
Bank charges	(109)	(48)	127%	(621)	(315)	97%
Interest on liabilities	(2,840)	(1,585)	79%	(7,489)	(5,226)	43%
Monetary variations	(361)	(1,763)	-80%	(1,140)	(1,763)	-35%
Foreign exchange variations on liabilities	(1,529)	-	n.a.	(2,796)	-	n.a.
Unrialized results with derivatives	(6,985)	-	n.a.	(7,624)	-	n.a.
	-	(9,015)	-100%	(16,706)	(13,165)	27%
Total	3,177	(4,381)	n.a.	3,278	7,893	-58%

The consolidated financial result is composed of the following items: (i) returns on financial investments of cash and cash equivalents in the FIM Guardian fund and Banco Itaú; (ii) the monetary variation of the due amount of Jatobá Farm acquisition; (iii) the monetary variation of the due amount  of the Alto Taquari and Nova Buriti Farms acquisitions; (iv) result of hedge operations, (v) bank fees and expenses; and (vi) interest on financing.

The reduction of revenues from financial investments refers to the decrease in the Company’s cash balance in the first half of the year, compared to the previous year.

Monetary variations refer to the amount payable for the acquisition of Alto Taquari Farm, which is adjusted by CDI.

     Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs.  We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollar; b) the base premium, i.e. the difference between the international and domestic prices of commodities; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, which can significantly impact costs.

Following are the points considered while deciding on the strategy and the tools to be used to hedge prices and margins:

•          Gross margin estimated based on the current price scenario.

•          Standard deviation from the gross margin estimated for different scenarios for the pricing strategy.

•          Analysis of the gross margin estimated in stress scenarios for different hedge strategies.

•          Comparison between current estimates and the company’s budget.

•          Comparison of the estimated gross margin and the historical average.

•          Market expectations and trends.

•          Tax aspects.

In line with our policy, in the first six months of 2012, the Company began to build up hedge positions for the 2012/13 harvest year, involving basically the physical purchase of fertilizers and the sale of soybean and dollar futures.

Since the beginning of the building up of these positions, soybean prices have increased significantly, generating negative unrealized hedge results that impacted our Income Statement.

Hedge Position on May 2, 2013.

Crop	Soybean		FX
	% hedge¹	Price (USD/bu.)	% hedge²	BRL/USD
12/13	98.80%	13.39	93.43%	1.98
¹ Percentage of volume in tons of soybean fixed. ² Percentage of expected revenue in USD.

Balance Sheet

Properties for Investment

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities.  The Company acquires rural properties with significant potential for generating value, subsequently holding them and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we start cultivating high value-added crops and transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. According to our strategy, when we consider that a rural property has reached its optimum value, we sell it to obtain capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are shown under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and clearing of new areas, minus the depreciation accumulated according to the same criteria detailed for fixed assets.

Farm	Acquisition value	Investments	Properties for Investment - Total
Cremaq	42,021	37,957	79,978
Jatobá	33,012	23,106	56,118
Alto Taquari (1)	33,211	39	33,250
Araucária (1)	70,392	1,315	71,707
Chaparral	47,877	13,495	61,372
Nova Buriti	21,649	363	22,012
Preferência	9,554	11,449	21,003
Parceria I	-	475	475
Horizontina (2)	37,735	8,257	45,992
In June 30, 2012	295,451	96,456	391,907
(1) not included sugarcane investment (2) Horizontina farm was sold and leased untill the end of 2012/2013 harvest.

Farm	Acquisition value	Investments	Properties for Investment - Total
In June 30, 2012
Acquisitions	118	17,166	17,284
Reductions	(37,749)	(10,387)	(48,136)
Transfers	-	-	-
(-) Depreciation/ Amortization	-	(9,568)	(9,568)
In March 31, 2013	257,820	93,667	351,487

The write-offs in the period ended March 31, 2013 include the sale of the Horizontina Farm, totaling R$10.4 million from buildings and the clearing of areas and R$37.8 million from the write-off of land.

Properties for Investment measured at fair value

The measurement at fair value of properties took place on June 30, 2012 internally, and has not been obtained independent third parties evaluations based on this reference data.

In order to estimate the market capitalization of the Company’s farms, we took into account in each property: (i) their development level; (ii) the quality of soil and its maturity; and (iii) the agricultural capability and potential.

Farm	Total Area	Fair Value
Cremaq	32,702	222,320
Jatobá	31,606	179,758
Alto Taquari	5,186	62,302
Araucária	9,682	111,646
Chaparral	37,182	173,674
Nova Buriti	24,247	26,519
Preferência	17,799	36,759
Horizontina(1)	14,359	72,689
In June 30, 2012	172,763	885,667
(1) Horizontina farm was sold and leased untill the end of 2012/2013 harvest.

Indebtedness

The table below shows BrasilAgro’s short- and long-term loans and financing on March 31, 2012 and June 30, 2012.

Loans and Financing (R$ thousand)	Annual Interest Tax - %	3/31/2013	06/30/2012	Variation

Short term
Financiamento de Custeio Agrícola - BNB e Itaú	9,54 and TJLP + 1,95 to 3,10	34,825	29,432	18%
Financiamento Projeto Cremaq e Jaborandi - BNB	7.23	6,038	10,941	-45%

Financiamento de Máquinas e Equipamentos - FINAME	5,5 to 10 and TJLP + 1,95 to 3,10	2,118	2,694	-21%
		42,981	43,067	0%
Long term
Financiamento de Safra - Itaú	TJLP + 1,95 to 3,10	4,287	7,869	-46%

Financiamento de Máquinas e Equipamentos - FINAME	5,50 to 10	3,076	5,358	-43%
Financiamento Projeto Cremaq e Jaborandi - BNB	7.23	41,749	38,067	10%
		49,112	51,294	-4%
Total		92,093	94,361	-2%

The bulk of the Company’s debt comprises bank loans and financing from development banks and/or government development agencies, through direct and indirect lending, at interest rates mostly cheaper than the market rates. In 3Q13, R$18.7 million was disbursed in financing from government development agencies.

On March 31, 2013 and June 30, 2012, the balance of loans and financing stood at R$92.1 million and R$94.4 million, respectively.

In addition, the balance of the due amounts  on acquisitions on March 31, 2013 was R$42.8 million, an increase of 5% comparing to  June 30, 2012, due to the adjustment of the installments values, which are adjusted by IGPM, CDI and dollar.

Acquisitions payable (R$ thousand)	3/31/2013	06/30/2012	Variation
Jatobá Farm	1,966	1,974	0%
Alto Taquari Farm	23,435	22,296	5%
Nova Buriti Farm	17,487	16,588	5%
Total	42,888	40,858	5%

Definitions

3Q12 – the quarter ended March 31, 2012.

9M12 – nine months ended March 31, 2012.

2011/2011 Harvest Year – fiscal year started on July 1, 2011 and ended on June 30, 2012.

3Q13 – the quarter ended March 31, 2013.

9M13 – nine months ended March 31, 2013.

2012/2013 Harvest Year – fiscal year started on July 1, 2012 and ended on June 30, 2013.

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations.
These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and therefore are subject to change without prior notice.

Statement of Operations (R$ ´000 )

	3Q13	3Q12	Change	9M13	9M12	Change

Revenues from Grains	21,326	20,047	6%	47,653	48,805	-2%
Revenues from Sugarcane	-	-	n.a.	46,671	36,166	29%
Leasing Revenues	111	63	76%	523	224	133%
Other revenues	323	20	1515%	1,098	102	976%
Gain on farm sale	-	-	n.a.	26,864	12,987	107%
Gain/loss on biological assets	(1,875)	5,096	n.a.	11,647	2,401	385%
Gain/loss on agricultural products	(16)	(329)	-95%	2,079	77	2600%
Deductions from Gross Revenue	(2,692)	(2,071)	30%	(8,006)	(5,624)	42%
Net Revenue from Sales	17,177	22,826	-25%	128,529	95,138	35%
Cost of sales	(20,789)	(19,707)	5%	(94,458)	(71,594)	32%
Gross Profit	(3,612)	3,119	n.a.	34,071	23,544	45%

Selling expenses	(535)	(79)	577%	(5,562)	(931)	497%
General and administrative	(6,716)	(6,408)	5%	(19,983)	(18,355)	9%
Depreciations and amortizations	(327)	(284)	15%	(958)	(832)	15%
Personnel	(3,772)	(3,592)	5%	(10,968)	(10,173)	8%
Services	(1,733)	(1,184)	46%	(4,171)	(3,052)	37%
Leases and Rents	(159)	(434)	-63%	(499)	(434)	15%
Others sales	(725)	(914)	-21%	(3,387)	(3,864)	-12%

Other operating revenue	(113)	(5)	2160%	(1,288)	16	n.a.

Financial result
Financial income	15,001	8,030	87%	39,654	28,362	40%
Interest on Financial Investments	1,030	2,622	-61%	4,181	10,441	-60%
Interest on assets	241	487	-51%	799	1,361	-41%
Monetary variations	-	1,460	-100%	-	1,939	-100%
Foreign exchange variations on liabilities	1,407	71	1882%	2,911	80	3539%
Gain (loss) on receivables of farms sales	347	1,651	-79%	2,057	2,548	-19%
Realized results with derivatives	-	1,739	-100%	7,825	3,777	107%
Unrealized results with derivatives	11,976	-	n.a.	21,881	8,216	166%
Financial expenses	(11,824)	(12,411)	-5%	(36,376)	(20,469)	78%
Bank charges	(109)	(48)	127%	(621)	(315)	97%
Interest on liabilities	(2,840)	(1,585)	79%	(7,489)	(5,226)	43%
Monetary variations	(361)	(1,763)	-80%	(1,140)	(1,763)	-35%
Foreign exchange variations on liabilities	(1,529)	-	n.a.	(2,796)	-	n.a.
Realized results with derivatives	(6,985)	-	n.a.	(7,624)	-	n.a.
Unrealized results with derivatives	-	(9,015)	-100%	(16,706)	(13,165)	27%

Equity result	(7,799)	(7,754)	1%	10,516	12,167	-14%

Income tax and social contribution	3,517	3,660	-4%	(1,024)	330	n.a.

Net income (loss) for the year	(4,282)	(4,094)	5%	9,492	12,497	-24%
Atributted to the
Company's Stockholders	(4,282)	(3,132)		9,492	13,592
Minority interest	-	(962)		-	(1,095)

Outstanding shares at the end of the period	58,422,400	58,422,400		58,422,400	58,422,400

Net income (loss) basic and diluted per share - R$	(0.07)	(0.05)		0.16	0.23

Balance sheet (R$ ‘000)

Assets	3/31/2013	06/30/2012	Change
Current assets
Cash and Cash equivalents	79,157	67,464	17%
Markable securities	20,004	-	n.a.
Trade accounts receivable	42,052	60,655	-31%
Inventories	28,398	72,558	-61%
Biologial assets	66,046	4,111	1507%
Fiscal and tax credits	8,920	9,331	-4%
Transactions with derivatives	14,377	4,327	232%
Other assets	664	710	-6%
	259,618	219,156	18%

No current assets
Biological assets	35,463	31,931	11%
Markable securities	12,988	23,197	-44%
Fiscal and tax credits	26,543	22,803	16%
Diferred taxes	17,748	14,960	19%
Associated and subsidiary	508	-	n.a.
Trade accounts receivable	8,314	12,759	-35%
Properties for investment	351,487	391,907	-10%
Other assets	1,605	268	499%
	454,656	497,825	-9%

Investments	410	410	0%
Property, plant and euipment	13,721	15,764	-13%
Intagible assets	2,315	2,607	-11%
	471,102	516,606	-9%

Total assets	730,720	735,762	-1%

Liabilities and Stockholders' Equity	3/31/2013	06/30/2012	Change
Current liabilitie
Suppliers	5,036	4,151	21%
Loans and financing	42,981	43,067	0%
Labor obligations	4,269	7,436	-43%
Taxes payable	3,225	3,102	4%
Dividends proposed	2	2	0%
Transactions	7,218	8,307	-13%
Acquisitions payable	42,888	40,858	5%
Advance from customers	565	4,490	-87%
	106,184	111,413	-5%

No current liabilities
Loans and financing	49,112	51,294	-4%
Taxes payable	2,951	2,695	9%
Transactions with derivatives	85	10,209	-99%
Provisions for legal claims	3,070	1,183	160%
Other Obligations	-	-	n.a.
	55,218	65,381	-16%

Stockholders' equity capital and reserves attributed to the parent company stockholders'
Capital	584,224	584,224	0%
Capital reserves	2,992	2,134	40%
Others reserves	(6,920)	(6,920)	0%
Accumulated losses	(10,978)	(20,470)	-46%
	569,318	558,968	2%

Total stockholders' equity	569,318	558,968	2%

Total liabilities and stockholders' equity	730,720	735,762	-1%

Pesos e medidas usados na agricultura

1 tonelada	1.000 kg
1 kg	2,20462 libras
1 libra	0,45359 kg
1 acre	0,40469 hectares
1 acre	0,1840 alqueire
1 hectare (ha)	2,47105 acres
1 hectare (ha)	10.000 m²
1 alqueire	5,4363 acres

Soja

1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha
1,00 US$/bushel	2,3621 US$/saca

Milho

1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha
1,00 US$/bushel	2,3621 US$/saca

Algodão

1 fardo	480 libras	217,72 kg
1 arroba	14,68 kg

Cana-de-açucar

ATR - Açucar Total Recuperável

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: May 9, 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer